VIA FACSIMILE AND U.S. MAIL

                                                     April 5, 2005

Edward W. Rich
Vice President, Treasurer and Chief Financial Officer
Union Carbide Corporation
400 West Sam Houston Parkway South
Houston, Texas 77042

	RE:	Form 10-K for the year ended December 31, 2004
      File No. 1-1463

Dear Mr. Rich:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 9

1. You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if
possible. Please quantify each business reason where practical. Refer to Item 303(a) (3) of Regulation S-K and Financial Reporting
Codification   501.04.

Critical Accounting Policies - Pension and Other Postretirement
Benefits, page 11

2. In future filings address for readers the difference between the
$196 million net losses that remain to be recognized in calculation of the market-value of assets and the $616 million unrecognized net loss as reflected in Note L.

Financial Statements

Statement of Cash Flows, page 23

3. In future filings, please separately present the material components of the changes in other assets and liabilities.

Revenue Recognition, page 27

4. You indicate that revenue from product sales to related companies is recognized as risk and title to the product transfer to the related company, which usually occurs at the time production is complete. Please tell us supplementally and revise your policy in future filings to clarify how you determined that delivery has occurred as required by SAB Topic 13.A.1.

Note F - Significant Nonconsolidated Affiliates, page 30

5. We note that you are amortizing the negative basis difference between the Company`s investment in EQUATE and its proportionate share of the underlying net assets over "the useful life of the assets". Tell us the authoritative literature you relied on for this accounting. As discussed in Note 16 to EQUATE`s December 31, 2004 audited financial statements, tell us how the 1999 conversion of the subordinated debt you received in exchange for your contributed technology to EQUATE equity impacted your accounting for the negative basis difference.

Note J - Commitments and Contingent Liabilities, page 33

6. You indicate in the fourth bullet of your assumptions that "The average resolution value for pending and future claims will be equivalent to those experienced during 2003 and 2004 (excluding settlements from closed claims filed in Madison County, Illinois with respect to future claims, as those claims are not considered relevant for predicting the cost of resolving future claims.)" Tell us supplementally and revise future filings to address why the Madison
County, Illinois claims are not deemed to be relevant.



7. You indicate that your recorded receivable for insurance recoveries from all insurance carriers is collectible. However, your belief that a receivable is collectible, does not in itself make recognizing the potential claim for recovery probable pursuant to paragraph 140 of SOP 96-1. You also indicate that you have filed a comprehensive insurance coverage case seeking to confirm your rights
to insurance for various asbestos claims.  Please be advised that if
a claim is the subject of litigation, a rebuttable presumption exists
that realization of the claim is not probable.   Based on your
insurance coverage case, please tell us how you have determined that the gain contingencies (i.e., insurance recoveries) from insurers that are not signatories to the Wellington Agreement ("Agreement") are considered probable under SFAS 5 and if appropriate revise future filings to clarify that the receivables are probable.

8. Please tell us supplementally and revise future filings to discuss the status of the insurance coverage case. In addition, please tell us and revise future filings to clarify why you are seeking to confirm your rights to insurance for various asbestos claims. Also, indicate whether there have been any issues regarding claims to insurers that are not signatories to the Agreement.

9. Please provide for us supplementally and revise future filings to
disclose the amount of the insurance receivable at each balance sheet
date that is related to insurers that are included in the
Agreement
and insurers that are not included in the Agreement. Also provide and disclose a rollforward of the insurance receivable balance from
December 31, 2002 that shows how much costs have been submitted to the insurance carriers in each period presented and the amount of the receivable has been collected from insurers that are included in the
Agreement and not included in the Agreement.   Indicate any trends
that may exist with regards to collections of claims to insurers not included in the Agreement versus claims to insurers that are included in the Agreement.
















Item 9A. Controls and Procedures, page 46

10. We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "...were effective in timely alerting them to the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in our periodic SEC filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091, or in his absence, Jeanne Baker, Assistant Chief Accountant at
(202) 942-1835, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Edward W. Rich
April 5, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE